Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
WildHorse Resource Development Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-215124) on Form S-8 of WildHorse Resource Development Corporation of our report dated March 31, 2017, with respect to the consolidated balance sheet of WildHorse Resource Development Corporation as of December 31, 2016, the consolidated and combined balance sheet of WildHorse Resource Development Corporation as of December 31, 2015, and the related consolidated and combined statements of operations, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2016, which report appears in the December 31, 2016 annual report on Form 10-K of WildHorse Resource Development Corporation.

/s/ KPMG LLP

Houston, TX
March 31, 2017